May 7, 2009

Mail Stop 3010

Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Blvd
Jersey City, NJ 07310

      RE: **Knight Capital Group, Inc.**
            Form 10-K for the period ended December 31, 2007
            Filed February 29, 2008
            Form 10-K for the period ended December 31, 2008
            Filed March 2, 2009
            File No. 1-14223

Dear Mr. Bisgay:

      We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Jessica Barberich
                   Assistant Chief Accountant